SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                          OptiCare Health Systems, Inc.
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   68386P 105
                                   ----------
                                 (CUSIP Number)


                                 Jeffery H. Boyd
             Executive Vice President, General Counsel and Secretary
                            Oxford Health Plans, Inc.
                             800 Connecticut Avenue
                                Norwalk, CT 06854
                                -----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                August 13, 1999
                                ---------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.         68386P 105



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Oxford Health Plans, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

        OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             775,996
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              775,996
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        775,996

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO, IC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Statement on Schedule 13D relates to shares of common stock, par value $.001 per share (the "Shares"), of OptiCare Health Systems, Inc. (the "Issuer"), a Delaware corporation, formerly known as Saratoga Resources, Inc. This Statement is being filed by Oxford Health Plans, Inc. ("Oxford" or the "Reporting Person") to report acquisitions of Shares as a result of which Oxford may be deemed to be the beneficial owner of more than 5% of the outstanding Shares. Information contained in this Statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
----------------------------

         NAME OF THE ISSUER: OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc.

         ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER: 87 Grandview Avenue, Waterbury, CT 06708.

         TITLE OF CLASS OF EQUITY SECURITIES TO WHICH THIS STATEMENT RELATES:
         Common Stock, $.001 par value.

Item 2.  Identity and Background.
--------------------------------

Oxford
------

         This statement is being filed on behalf of Oxford Health Plans, Inc., a Delaware corporation. Oxford is a health care company currently providing health benefit plans primarily in New York, New Jersey and Connecticut. Oxford's principal business and office address is 800 Connecticut Avenue, Norwalk, CT 06854.

         During the last five years, Oxford has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, principal occupation or employment (including the name, principal business and address of any corporation or organization, other than Oxford, in which such employment is conducted) and citizenship of each director and executive officer of Oxford is listed on Schedule A attached hereto, which Schedule is incorporated herein by reference.

         To the best of Oxford's knowledge, none of its respective directors and executive officers listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

TPG
---

         To the best of Oxford's knowledge, TPG Partners II, L.P. ("TPG"), TPG Parallel II, L.P. ("TPG Parallel"), and TPG Investors II, L.P. ("TPG Investors") own, in the aggregate, approximately 210,885.2 shares, or 80%, of Oxford Series D Preferred Stock and approximately 92,719.4 shares, or 80%, of Oxford Series E Preferred Stock; and TPG, TPG Parallel and TPG Investors own certain warrants providing them the right to purchase certain shares of Oxford common stock.

         To the best of Oxford's knowledge, TPG is a Delaware limited partnership engaged in making investments in securities of public and private corporations; TPG Parallel is a Delaware limited partnership engaged in making investments in entities in which TPG invests; and TPG Investors is a Texas limited partnership also engaged in making investments in entities in which TPG invests.

         To the best of Oxford's knowledge, the General Partner of each of TPG, TPG Parallel and TPG Investors is TPG GenPar II, L.P., a Delaware limited partnership ("TPG GenPar"), whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102, and whose principal business is to serve as the General Partner of TPG, TPG Parallel, TPG Investors and other related entities.

         To the best of Oxford's knowledge, the General Partner of TPG GenPar is TPG Advisors II, Inc., a Delaware corporation ("TPG Advisors"), whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102, and whose principal business is to serve as the General Partner of TPG GenPar. To the best of Oxford's knowledge, no other persons control TPG, TPG Parallel, TPG Investors, TPG GenPar or TPG Advisors. To the best of Oxford's knowledge, the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or organization, other than TPG Advisors, in which such employment is conducted) and citizenship of each director and executive officer of TPG Advisors is listed on Schedule B attached hereto, which Schedule is incorporated herein by reference.

         As a result of the Series D Preferred Stock and Series E Preferred Stock owned by TPG, TPG Parallel and TPG Investors and the warrants owned by TPG, TPG Parallel and TPG Investors (as described above), and as a result of the relationship between TPG, TPG Parallel, TPG Investors, TPG GenPar and TPG Advisors, TPG, TPG Parallel, TPG Investors, TPG GenPar and TPG Advisors may be deemed to control Oxford.

         To the best of Oxford's knowledge, none of TPG, TPG Parallel, TPG Investors, TPG GenPar and TPG Advisors, and none of the directors and executive officers of TPG Advisors listed on Schedule B, has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Fred Nazem, Nazem LLC and Nazem Partners
----------------------------------------

         Pursuant to General Instruction C, Special Instructions for Complying with Schedule 13D, this Statement also describes Shares that may be deemed to be beneficially owned by Fred Nazem ("Nazem"), a member of the Board of Directors of Oxford, Fred Nazem LLC ("Nazem LLC"), a limited liability company of which Nazem is the managing member, and Nazem OptiCare Partners, LP ("Nazem Partners"), a limited partnership of which Nazem LLC is the general partner. Oxford disclaims beneficial ownership of the Shares that may be deemed to be beneficially owned by Nazem, Nazem LLC and Nazem Partners.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

         This Statement relates to 438,482 Shares held by Oxford and 337,514 Shares issuable upon the exercise of currently exercisable Warrants (as defined below) held by Oxford. The Shares and the Warrants were received by Oxford in connection with the merger (the "OptiCare Merger") of OptiCare Shellco Merger Corporation, a wholly-owned subsidiary of the Issuer, with and into OptiCare Eye Health Centers, Inc. ("OptiCare"), pursuant to an Agreement and Plan of Merger, dated as of April 12, 1999, among the Issuer, OptiCare, OptiCare Shellco Merger Corporation, PrimeVision Health Inc. and PrimeVision Shellco Merger Corporation ("the Merger Agreement"). For further information regarding the Merger Agreement, see the Registration Statement on Form S-4 (Registration No. 333-78501) filed by the Issuer with the Securities and Exchange Commission on May 14, 1999, as amended by amendments filed with the Commission on Form S-4/A on June 24, 1999, July 16, 1999 and July 29, 1999.

         The 438,482 Shares held by Oxford were issued to Oxford in exchange for 37,361 shares of Class A Preferred Stock of OptiCare that Oxford owned prior to the OptiCare Merger. In the OptiCare Merger, each outstanding share of Class A Preferred Stock of OptiCare was converted into the right to receive approximately 11.7364 Shares.

         The 337,514 Shares issuable upon exercise of the Warrants were also received by Oxford in connection with the OptiCare Merger. Prior to the OptiCare Merger, Oxford held warrants to purchase 28,758 shares of Class B Preferred Stock of OptiCare. Such warrants were issued pursuant to a Warrant Agreement, dated as of October 15, 1997, among OptiCare, Oxford, Nazem, Anthem Health Plans, Inc. ("Anthem"), Richard Racine ("Racine") and Philip Barak ("Barak"), as amended by an Amendment to Warrant Agreement among OptiCare, Oxford, Nazem, Anthem, Racine and Barak (as amended, the "Warrant Agreement"). Pursuant to the OptiCare Merger, each outstanding warrant issued under the Warrant Agreement was exchanged automatically into a warrant (a "Warrant") to purchase approximately
11.7364 Shares. The Warrant Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Non-Transferable Warrant to Purchase (28,758 shares of ) Class B Convertible Preferred Stock of OptiCare Eye Health Centers, Inc. issued to Oxford under the Warrant Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference. The Amendment to Warrant Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

         To the best of Oxford's knowledge, in the OptiCare Merger, (i) Nazem Partners received 275,618 Shares in exchange for 23,484 shares of Class A Preferred Stock of OptiCare that Nazem Partners owned prior to the OptiCare Merger; and (ii) Nazem received Warrants to purchase 198,627 Shares in exchange for warrants to purchase 16,924 shares of Class B Preferred Stock of OptiCare that Nazem held before the OptiCare Merger.

Item 4.  Purpose of Transaction.
-------------------------------

         The Shares and the Warrants held by Oxford have been acquired for investment purposes. Oxford expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the status of any business combination involving the Issuer, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Oxford may at any time and from time to time acquire additional Shares or sell Shares. Except to the extent set forth above, Oxford has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

         To the best of Oxford's knowledge, the Shares held by Nazem Partners and the Warrants held by Nazem have been acquired for investment purposes. To the best of Oxford's knowledge, Nazem Partners and Nazem have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         (a) Oxford may be considered the beneficial owner of (i) 438,482 Shares which are owned by Oxford, and (ii) 337,514 Shares issuable upon the exercise of the Warrants held by Oxford. Such Shares represent, in the aggregate, approximately 8.6% of the Shares.

                  Nazem Partners may be considered the beneficial owner of 275,618 Shares which are owned by Nazem Partners. Such Shares represent approximately 3.0% of the Shares. Oxford disclaims beneficial ownership of the Shares held by Nazem Partners.

                  Nazem LLC, as the general partner of Nazem Partners, may be considered the beneficial owner of 275,618 Shares which are owned by Nazem Partners. Such Shares represent approximately 3.0% of the Shares.

                  Nazem may be considered the beneficial owner of (i) 198,627 Shares issuable upon the exercise of the Warrants held by Nazem; and (ii) because Nazem is the managing member of Nazem LLC (which is the general partner of Nazem Partners), 275,618 Shares owned by Nazem Partners. Such Shares represent, in the aggregate, approximately 5.3% of the Shares. Oxford disclaims beneficial ownership of the Shares issuable upon exercise of the Warrants held by Nazem.

                  The above calculations are based on outstanding share information derived from the pro forma projection in the Issuer's Registration Statement on Form S-4 (Registration No. 333-78501) projecting the number of shares which would be outstanding after the consummation of the transactions contemplated by the Merger Agreement. The Issuer has not filed any periodic reports since the consummation of the transactions contemplated by the Merger Agreement.

         (b) Oxford has the sole power to vote and the sole power to dispose of the 438,482 Shares that it holds. Oxford currently has no right to vote or dispose of the 337,514 Shares issuable upon exercise of its Warrants. Oxford will not acquire the right to vote or dispose of the Shares issuable upon exercise of its Warrants until such time as it exercises its Warrants. Oxford has the sole power to dispose of its Warrants and, upon exercise of its Warrants, will have the sole power to vote and the sole power to dispose of the 337,514 Shares issuable upon exercise of its Warrants.

                  To the best of Oxford's knowledge, (i) Nazem Partners has the sole power to vote and the sole power to dispose of the 275,618 Shares that it holds; and (ii) Nazem has the sole power to dispose of the Warrants held by him, and will acquire the sole power to vote and the sole power to dispose of the 198,627 Shares issuable upon exercise of the Warrants held by him. Nazem LLC, as general partner of Nazem Partners, may be deemed to have the power to vote and dispose of the 275,618 Shares held by Nazem Partners. Nazem, as the managing member of Nazem LLC (which is the general partner of Nazem Partners), may be deemed to have the power to vote and dispose of the 275,618 Shares held by Nazem Partners.

         (c) Prior to the OptiCare Merger, Oxford held 37,361 shares of Class A Preferred Stock of OptiCare, and warrants to purchase

                  28,758 shares of Class B Preferred Stock of OptiCare. See Item 3 above for information regarding the OptiCare Merger. There were no other purchases or sales of Shares by Oxford in the past 60 days.

                  To the best of Oxford's knowledge, prior to the OptiCare Merger, (i) Nazem Partners held 23,484 shares of Class A Preferred Stock of OptiCare; and (ii) Nazem held warrants to purchase 16,924 shares of Class B Preferred Stock of OptiCare. See Item 3 above for information regarding the OptiCare Merger. To the best of Oxford's knowledge, there were no other purchases or sales of Shares by Nazem, Nazem LLC or Nazem Partners in the past 60 days.

          (d) No other person is known by Oxford to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Oxford.

                  Other than Nazem, Nazem LLC and Nazem Partners, no other person is known by Oxford to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Nazem, Nazem LLC or Nazem Partners.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         As noted in Item 3 above, prior to the OptiCare Merger, Oxford held 28,758 shares of Class B Preferred Stock of OptiCare issuable upon exercise of warrants issued pursuant to the Warrant Agreement. In connection with the OptiCare Merger, each outstanding warrant issued under the Warrant Agreement was exchanged automatically into a warrant to purchase approximately 11.7364 Shares. As a result, Oxford now holds 337,514 Shares issuable upon exercise of Warrants under the Warrant Agreement.

         As noted in Item 3 above, prior to the OptiCare Merger, to the best of Oxford's knowledge, Nazem held 16,924 shares of Class B Preferred Stock of OptiCare issuable upon exercise of warrants issued pursuant to the Warrant Agreement. In connection with the OptiCare Merger, each outstanding warrant issued under the Warrant Agreement was exchanged automatically into a warrant to purchase approximately 11.7364 Shares. As a result, to the best of Oxford's knowledge, Nazem now holds 198,627 Shares issuable upon exercise of Warrants under the Warrant Agreement.

         In connection with the OptiCare Merger, Oxford entered into a Lock-up Agreement with the Issuer in which Oxford agreed not to offer, sell, loan, pledge, contract to sell, grant any rights to purchase, or otherwise dispose of, its Shares (including Shares issuable upon exercise of its Warrants) and its Warrants for a period of 180 days following the closing of the OptiCare Merger.

The Oxford Lock-up Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

         To the best of Oxford's knowledge, in connection with the OptiCare Merger, Nazem Partners and Nazem entered into similar Lock-up Agreements with the Issuer.

         In connection with the OptiCare Merger, Oxford entered into an Affiliate Agreement with the Issuer in which Oxford (i) agreed not to sell, transfer or otherwise dispose of its Shares in violation of the Securities Act of 1933; and (ii) acknowledged that, because Oxford may be deemed an "affiliate" of OptiCare, its Shares must be held indefinitely by Oxford unless (a) the distribution of the Shares has been registered under the Securities Act, (b) the sale of the Shares is made in conformity with Rule 145 promulgated under the Securities Act, or (c) in the opinion of counsel acceptable to the Issuer, some other exemption from registration is available with respect to any such proposed distribution, sale, transfer or other disposition of the Shares. The Oxford Affiliate Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

         To the best of Oxford's knowledge, in connection with the OptiCare Merger, Nazem Partners and Nazem entered into similar Affiliate Agreements with the Issuer.

         Before the OptiCare Merger, OptiCare, Oxford, Nazem Partners, Nazem and certain other persons who were stockholders of OptiCare before the OptiCare Merger were parties to a certain Amended and Restated Stockholders Agreement (the "OptiCare Stockholders Agreement"), dated as of October 15, 1997, that contained provisions such as restrictions on transfers of shares, rights of first refusal, co-sale rights and provisions relating to the election of directors. Pursuant to a Second Amended and Restated Stockholders' Agreement entered into in connection with the OptiCare Merger, the OptiCare Stockholders Agreement was amended and restated (effective immediately upon the effectiveness of the OptiCare Merger) so as to terminate all of its provisions and to add certain provisions designed to create financial disincentives for certain employee-stockholders of OptiCare who compete with OptiCare in violation of applicable covenants not to compete. The Second Amended and Restated Stockholders Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

         Before the OptiCare Merger, OptiCare, Oxford, Nazem Partners and certain other persons who were stockholders of OptiCare before the OptiCare Merger were parties to a certain Registration Rights Agreement (the "OptiCare Registration Rights Agreement"), dated as of October 15, 1997, that provided for certain demand and piggyback registration rights in favor of the stockholders. The OptiCare Registration Rights Agreement was terminated, effective as of the OptiCare Merger, pursuant to a certain Agreement With Respect to Termination of Registration Rights Agreement. However, pursuant to a Letter Agreement (the "Letter Agreement"), dated August 9, 1999, between OptiCare and Oxford, OptiCare agreed to continue the piggyback registration rights provided for in the OptiCare Registration Rights Agreement with respect to the Shares issuable upon exercise of the Warrants held by Oxford. The OptiCare Registration Rights

Agreement, the Agreement With Respect to Termination of Registration Rights Agreement and the Letter Agreement are attached hereto as Exhibits 7, 8 and 9, respectively, and are incorporated herein by reference.

         To the best of Oxford's knowledge, except as set forth under this Item 6 and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons and entities named in Item 2, or between such persons or entities and any person, with respect to any securities of the Issuer.

         The summaries of the Warrant Agreement; Oxford Non-Transferable Warrant to Purchase Class B Convertible Preferred Stock of OptiCare Eye Health Centers, Inc.; Amendment to Warrant Agreement; Oxford Lock-up Agreement; Oxford Affiliate Agreement; Second Amended and Restated Stockholders Agreement; Registration Rights Agreement; Agreement With Respect to Termination of Registration Rights Agreement; and Letter Agreement set forth in this Item 6 and elsewhere in this Statement are not intended to be complete statements of all of the material terms of those agreements. The summaries are qualified in their entirety by the agreements themselves as filed herewith as Exhibits 1 through 9.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

Exhibit 1 Warrant Agreement, dated as of October 15, 1997, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak

Exhibit 2 Non-Transferable Warrant to Purchase Class B Convertible Preferred Stock of OptiCare Eye Health Centers, Inc., dated as of October 15, 1997, issued to Oxford Health Plans, Inc.

Exhibit 3 Amendment to Warrant Agreement, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak

Exhibit 4 Lock-up Agreement, dated August 9, 1999, among Saratoga Resources, Inc. (n/k/a OptiCare Health Systems, Inc.) and Oxford Health Plans, Inc.

Exhibit 5 Affiliate Agreement, dated August 9, 1999, among Saratoga Resources, Inc. (n/k/a OptiCare Health Systems, Inc.) and Oxford Health Plans, Inc.

Exhibit 6 Second Amended and Restated Stockholders Agreement, dated July 30, 1999, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Nazem OptiCare Partners, LP, Fred Nazem and certain other parties

Exhibit 7 Registration Rights Agreement, dated as of October 15, 1997, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Nazem OptiCare Partners, LP and certain other parties

Exhibit 8 Agreement With Respect to Termination of Registration Rights Agreement, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Nazem OptiCare Partners, LP and certain other parties

Exhibit 9 Letter Agreement, dated August 9, 1999, between OptiCare Eye Health Centers, Inc. and Oxford Health Plans, Inc.

                      [THE NEXT PAGE IS THE SIGNATURE PAGE]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 23, 1999             OXFORD HEALTH PLANS, INC.



                                      By:  /s/ Yon Y. Jorden
                                          -------------------------------
                                          Name:  Yon Y. Jorden
                                          Title: Chief Financial Officer

                                   Schedule A
                                   ----------

         Set forth below are the name, business address and position with Oxford Health Plans, Inc. ("Oxford"), and the present principal occupation or employment, of each director and executive officer (as defined in the regulations of the Securities and Exchange Commission) of Oxford. The principal business address of Oxford is 800 Connecticut Avenue, Norwalk, CT 06854. Except as otherwise indicated, each person listed below is a citizen of the United States whose business address is 800 Connecticut Avenue, Norwalk, CT 06854.

                                     Position with Oxford
                                     and Present Principal
Name and Business Address            Occupation or Employment
-------------------------            ------------------------

Norman C. Payson, M.D.               Chairman of the Board of Directors and
                                     Chief Executive Officer of Oxford

Fred Nazem                           Director of Oxford
Nazem & Company                      President, Nazem & Company
645 Madison Avenue
New York, NY 10022

James G. Coulter                     Director of Oxford
345 California Street, Suite 3300    Director and Vice President of
San Francisco, CA 94104              TPG Advisors II, Inc.

Thomas A. Scully                     Director of Oxford
1111 19th Street N.W.                President, Federation of American Health
Suite 402                            Systems
Washington, DC 20036-3688

David Bonderman                      Director of Oxford
201 Main Street                      Director and President of
Suite 2420                           TPG Advisors II, Inc.
Fort Worth, TX  76102

Jonathan J. Coslet                   Director of Oxford
345 California Street                Executive, TPG Partners
Suite 3300
San Francisco, CA  94104

Robert B. Milligan, Jr.              Director of Oxford
741 Boston Post Road, Suite 201      President and Chief Executive Officer,
Guilford, CT  06437                  Fairchester Inc.

Marcia J. Radosevich, Ph.D.          Director of Oxford
220 Boylston Street, #9003           Consultant, Boston University Health Policy
Boston, MA  02116                    Institute

Benjamin H. Safirstein, M.D.         Director of Oxford
62 South Fullerton Avenue            Private Practitioner, Montclair Medical
Montclair, NJ 07042                  Group

Kent J. Thiry                        Director of Oxford
1850 Gateway Drive #500              President and Chief Executive Officer,
San Mateo, CA 94404                  Vivra Specialty Partners

Stephen F. Wiggins                   Director of Oxford
131 Rowayton Avenue                  Principal, FMR Group
Rowayton, CT  06853

William M. Sullivan                  President of Oxford

Jeffery H. Boyd                      Executive Vice President, General Counsel
                                     and Secretary of Oxford

Yon Y. Jorden                        Executive Vice President, Chief Financial
                                     Officer of Oxford

Alan Muney, M.D., M.H.A.             Executive Vice President, Chief Medical
                                     Officer of Oxford

Marvin P. Rich                       Executive Vice President, Chief
                                     Administrative Officer of Oxford

                                   Schedule B
                                   ----------

         To the best of Oxford's knowledge, set forth below are the name, business address and position with TPG Advisors II, Inc. ("TPG Advisors"), and the present principal occupation or employment, of each director and executive officer of TPG Advisors. The principal business address of TPG Advisors is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Except as otherwise indicated, each person listed below is a citizen of the United States whose business address is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

                                     Position with TPG Advisors
                                     and Present Principal
Name and Business Address            Occupation or Employment
-------------------------            ------------------------

David Bonderman                      Director and President of TPG Advisors

James Coulter                        Director and Vice President of TPG Advisors
345 California Street, Suite 3300
San Francisco, California 94104

William Price                        Director and Vice President of TPG Advisors
345 California Street, Suite 3300
San Francisco, California 94104

Richard Schifter                     Vice President of TPG Advisors
1133 Connecticut Avenue, N.W.
Washington, D.C. 20036

James O'Brien                        Vice President, Secretary, and
                                     Treasurer of TPG Advisors